NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Tuesday, April 24, 2007

Contact:

Investor Relations

(No.2007-04-10)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Uranium Expands Experienced Exploration Team

New Geos Bring Over 55 Years of Experience

Vancouver, British Columbia – April 24, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce the addition of two highly experienced exploration geologists to their North American exploration team.  Dr. Robert Brozdowski (PhD.) will lead the Company’s uranium exploration programs in the Athabasca Basin in Saskatchewan and Mr. Daniel McGrane (MSc.) will lead the Company’s programs in the Powder River Basin of Wyoming.

Dr. Brozdowski brings over 25 years of experience and specializes in mining exploration in covered terranes, focused on uranium, nickel, and platinum metals exploration.  He has extensive international experience and contributed to successful programs with Western Mining Corporation (7 years), Callahan Mining Company (8 years) and Exxon Minerals (2 years).  He obtained a PhD-Geology from the University of Western Ontario, his MSc degree in Geology from Temple University and a BSc degree in Geoscience from Temple University.  Dr. Brozdowski is a Fellow of the Geological Association of Canada, a member of Society for Mining, Metallurgy, and Engineering, a Fellow of the Society of Economic Geologists, and member of the PDAC.

Mr. McGrane brings over 30 years of exploration experience and specializes in field based target identification, project generation and resource evaluation.  He has worked as an independent consulting geologist for over 19 years for clients that include BHP Minerals, Kennecott Minerals and Newmont Exploration Ltd.  He also worked for Noranda (5 years) and Urangesellschaft USA (4 years).  Mr. McGrane earned his MSc. degree in Geology from the University of Montana, and a BSc degree in Geology from Colorado State University.  Mr. McGrane replaces Mr. Robert Jackson, who resigned earlier this year.

Keith Laskowski, Vice President of Exploration commented “I am excited and honored to welcome these two aggressive and talented geologists to our programs.  In 2006, Northern Canadian focused on acquisition of highly prospective properties, in Saskatchewan, Wyoming, and Mali, West Africa.  We have now expanded our staff to explore these exciting North American properties.  Both geologists bring the experience to evaluate our projects, develop resources and generate new targets.”

The Company has granted an aggregate of 175,000 stock options at an exercise price of $0.49 per share for a period of 24 months to the above two new team additions.

Northern Canadian Uranium  Inc. (NCA)

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 28 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is exploring the Collins Bay Extension project, and the Canyon Coin project, located in the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Elkhorn Project in Wyoming contains a 400,000 pound uranium resource (NI 43-101) which is open for expansion.  The Company also has three properties in southwest Nevada and has acquired over 50,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc. I t is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, C.A.

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca